September 13, 2005



Mail Stop 4561

Steven A. Odom
Chairman of the Board and Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway
Suite 300
Atlanta, GA 30339

	Re:	Verso Technologies, Inc.
		Registration Statement on Form S-3/A
		Filed August 24, 2005
		File No. 333-126223

Dear Mr. Odom:

	We have reviewed your responses to the comments in our letter dated July 26, 2005 and have the following additional comments. Prospectus Cover Page
1. Please revise to disclose your concurrent offering on Form S-3, File No. 333-127817 and to state the number of shares currently being offered under your other registration statement.

Where You Can Find More Information, page 8
2. We refer you to comment 1 of our letter dated July 26, 2005. Please revise this section to include your Form 10-Q filed on August
9, 2005 and ensure that your future amendments are updated to include all filings that are required to be incorporated by reference and are made prior to effectiveness. See Interp. H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.

Selling Shareholders, page 13
3. We refer you to comment 2 of our letter dated July 26, 2005.
Please tell us why you have not discussed the Non-Competition
Agreement with the former owners of WSECI or filed such agreement as an exhibit to the registration statement.

* * * * *

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Sara Kalin, at (202) 551-3454. If you require additional assistance you may contact the undersigned, at (202) 551-3730.

      		Sincerely,


      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Robert C. Hussle, Esq & Lori Gelchion, Esq.
	Rogers & Hardin LLP
	2700 International Tower
	229 Peachtree St., NE
	Atlanta, GA 30303
	Telephone: (404) 522-4700
	Facsimile:  (404) 525-2224

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Steven A. Odom
Verso Technologies, Inc.
September 13, 2005
Page 1